Exhibit 99.2

Explanation of Responses

(1) In addition to 3,036,026 shares of common stock directly held by Reporting Person Isaac Perlmutter, Mr. Perlmutter indirectly holds the following shares of common stock of the Issuer:

      (a) 14,622,680 shares of common stock directly owned by Reporting Person Object of which Mr. Perlmutter is the sole stockholder;

      (b) 1,261,062 shares of common stock directly held by the Isaac Perlmutter Trust 1/28/1993, a Florida revocable trust (the "Trust"), of which Mr. Perlmutter is a Trustee and is the sole beneficiary; and

      (c) 3,694,645 shares of common stock held by Zib, Inc., a Delaware corporation whose sole stockholder is the Trust, of which Mr. Perlmutter is a Trustee and is the sole beneficiary.

(2) Mr. Perlmutter directly holds options to purchase 6,425,000 shares of common stock of the Issuer.